The information in this preliminary pricing supplement is not complete and may be changed.

     Preliminary Pricing Supplement     SUBJECT TO COMPLETION     August 3, 2009

                    Pricing Supplement dated August [ ], 2009
             to the Product Prospectus Supplement dated May 7, 2009,
                    the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]                   $

                               Royal Bank of Canada

                               Buffered Bullish Notes
                               Linked to the S&P GSCI(TM) Energy - Excess Return Index, due February 28, 2013


     Royal Bank of Canada is offering the Buffered Bullish Notes (the "Notes") linked to the performance of the Reference Asset named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009 describe terms that will apply generally to the Notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the notes described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully. In particular, you should understand that your return on the Notes will not exceed [90%-120%] of their Principal Amount, to be determined on Pricing Date.

Issuer:                    Royal Bank of Canada ("Royal Bank")

Issue:                     Senior Global Medium-Term Notes, Series C

Underwriter:               RBC Capital Markets Corporation ("RBCCM")

Reference Asset:           S&P GSCI(TM) Energy - Excess Return Index

Bloomberg Ticker:          SPGCENP

Currency:                  U.S. Dollars

Minimum Investment:        $1,000, and $1,000 increments in excess thereof (the
                           "Principal Amount")

Pricing Date:              August 27 , 2009

Issuance Date:             August 31, 2009

Initial Level:             The closing level of the Reference Asset on the
                           Pricing Date.

Maximum Redemption         [190 - 220]% multiplied by the Principal Amount (TBD
Amount:                    on Pricing Date)


CUSIP:                     78008HBJ8

Percentage Change:         The Percentage Change, expressed as a percentage, is
                           calculated using the following formula:


                                       Final Level - Initial Level
                                       ---------------------------
                                              Initial Level

Payment at Maturity (if    Payment at Maturity will be based on the performance
held to maturity):         of the Reference Asset and will be calculated in the
                           following manner:

                           If, at maturity, the Percentage Change is positive, then the investor will receive an amount equal to the lesser of:

                                 1. Principal Amount + (Principal Amount x
                                    Percentage Change); and

                                 2. the Maximum Redemption Amount

                           If, at maturity, the Percentage Change is negative, but not by more than the Buffer Percentage (between zero and -15% percent), then the Payment at Maturity will equal the Principal Amount of your Notes.

                           If, at maturity, the Percentage Change is negative, by more than the Buffer Percentage (-15.01% to -100%), then the Payment at Maturity will equal:

                           Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]


Valuation Date:            February 26, 2013, subject to extension for market
                           and other disruptions

Maturity Date:             February 28, 2013, subject to extension for market
                           and other disruptions

Term:                      Three and a half (3.5) years

Final Level:               The closing level of the Reference Asset on the
                           Valuation Date.

Buffer:                    Unleveraged Buffer

Buffer Percentage:         15%

Buffer Level:              [ ] (85% of the Initial Level)

Principal at Risk:         These Notes are NOT 100% principal protected.
                           Investors in these Notes may lose a substantial portion of their Principal Amount at maturity if there is a decrease in the Reference Asset level from the Pricing Date to the Valuation Date.

U.S. Tax Treatment:        The United States federal income tax consequences of
                           your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described in the following sentence. By purchasing a note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Notes as a prepaid cash-settled derivative contract for U.S.
                           federal income tax purposes.

Secondary Market:          RBC Capital Markets Corporation (or one of its
                           affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Settlement Date. The amount that investors may receive upon sale of their Notes prior to maturity may be less than the Principal Amount of their Notes.

Listing: The Notes will not be listed on any securities exchange or quotation system.

Clearance and              DTC global (including through its indirect
Settlement:                participants Euroclear and Clearstream, Luxembourg as
                           described under "Description of Debt Securities --
                           Ownership and Book-Entry Issuance" in the accompanying prospectus).

Terms Incorporated in      All of the terms appearing above the item captioned
the Master Note:           "Secondary Market" on the cover page of this pricing
                           supplement and the terms appearing under the caption
                           "General Terms of the Notes" in the product prospectus supplement, as modified by this pricing supplement.

Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific To Your Notes" beginning on page PS-1 of the product prospectus supplement dated May 7, 2009.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the "FDIC") or any other Canadian or U.S. government agency or instrumentality. The Notes are not guaranteed under the FDIC's Temporary Liquidity Guarantee Program.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not offered or sold and will not be offered or sold in Hong Kong, other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.


No advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted top do so under the securities laws of Hong Kong) will be issued other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     100%             $
Underwriting discounts and commission.................................................     %                $
Proceeds to Royal Bank................................................................     %                $


The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is __%. The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the value of your Notes on the issue date.

If the Notes priced today, RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $28.75 per $1,000 Principal Amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of approximately $28.75 per $1,000 Principal Amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. If the Notes priced today, the price of the Notes would also include a profit of $27.50 per $1,000 Principal Amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the Notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank Canada, exceed $73.75 per $1,000 Principal Amount of the Notes.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated May 7, 2009, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated May 7, 2009:
http://www.sec.gov/Archives/edgar/data/1000275/000121465909001144/
a5694424b5.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                                  Risk Factors

The Reference Asset is a rolling index. The Reference Asset is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Reference Asset, as the exchange-traded futures contracts that comprises the Reference Asset approach expiration, they are replaced by contracts that have a later expiration. This process is referred to as "rolling". If the market for a contract is (putting aside other considerations) in "backwardation", where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive "roll yield". Instead, this market may trade in "contango." Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months, thereby creating a negative "roll yield". There is no indication that this market will consistently be in contango or that there will be a negative roll yield in future performance. The "roll yields" could affect the level of the Reference Asset and the value of the Notes.

The Notes include the risk of a concentrated position in one type of commodity. The exchange-traded physical commodity underlying the futures contracts included in the Reference Asset is linked only to energy. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a single industry. Accordingly, a decline in value in the commodities comprising the Reference Asset (WTI Crude Oil, Brent Crude Oil, RBOB Gasoline, Heating Oil, Gasoil and Natural Gas) would adversely affect the performance of the Reference Asset. Further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for energy products and result in lower prices. These or similar changes could result in a decrease in the level of the Reference Asset and hence in the value of the Notes.

The Notes are linked to the S&P GSCITM Energy Index--Excess Return, not the S&P GSCITM Energy Index--Total Return. The Notes are linked to the S&P GSCITM Energy Index--Excess Return, not the S&P GSCITM Energy Index--Total Return. The S&P GSCITM Energy Index--Excess Return reflects returns that are potentially available through an unleveraged investment in the futures contracts the are including in the index. By comparison, the S&P GSCI TM Energy Index--Total Return is a total return index which, in addition to reflecting the same returns of the S&P GSCI TM Energy Index--Excess Return, also reflects interest that could be earned on cash collateral invested in three-month U.S. Treasury bills. Because the Notes are linked to the S&P GSCI TM Energy Index--Excess Return and not the S&P GSCI TM Energy Index--Total Return, the return from an investment in the Notes will not reflect this total return feature.

                              Hypothetical Returns

The examples set out below are included for illustration purposes only. The levels of the Reference Asset used to illustrate the calculation of the Percentage Change are not estimates or forecasts of the Initial Level and Final Level (each as defined in "Payment Under the Notes-- Calculation of Percentage Change") on which the calculation of the Percentage Change will depend. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $1,000, a Buffer Percentage of 15% (Buffer Level is 85% of the Initial Level), a Maximum Redemption Amount of 205% multiplied by the Principal Amount and that no extraordinary event has occurred


Example 1--    Calculation of the Payment at Maturity where the Percentage
               Change is positive (but less than the Maximum Redemption Amount).
               Percentage Change:       50%
               Payment at Maturity:     $1,000 + ($1,000 x 50%) = $1,000 + $500
                                        = $1,500
               On a $1,000 investment, a 50% Percentage Change results in a Payment at Maturity of $1,500, a 50% return on the Notes.


Example 2--    Calculation of the Payment at Maturity where the Percentage
               Change is positive (and greater than the Maximum Redemption
               Amount).
               Percentage Change:       110%
               Payment at Maturity:     $1,000 + ($1,000 x 110%) = $1,000 +
                                        $1,100 = $2,100; however, the Maximum
                                        Redemption Amount on the Notes is
                                        $2,050.
               On a $1,000 investment, a 110% Percentage Change results in a Payment at Maturity of $2,050, a 105% return on the Notes.


Example 3--    Calculation of the Payment at Maturity where the Percentage
               Change is negative (but not by more than the Buffer Percentage).
               Percentage Change:       -10%
               Payment at Maturity:     At maturity, the Percentage Change is
                                        negative BUT not less than the Buffer
                                        Percentage; therefore, the Payment at
                                        Maturity will equal the Principal
                                        Amount.
               On a $1,000 investment, a -10% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.


Example 4--    Calculation of the Payment at Maturity where the Percentage
               Change is negative (by more than the Buffer Percentage).
               Percentage Change:       -25%
               Payment at Maturity:     $1,000 + [$1,000 x (-25% + 15%)] =
                                        $1,000 - $100 = $900
               On a $1,000 investment, a -25% Percentage Change results in a Payment at Maturity of $900, a -10% return on the Notes.

                    Information Regarding the Reference Asset

All disclosure contained in this term sheet regarding the S&P GSCI(TM) Commodity Index and the Reference Asset, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by Standard & Poor's Financial Services LLC ("Standard & Poor's" or "S&P"). Royal Bank and RBCCM have not independently verified and make no representation as to the accuracy or completeness of such information. None of Royal Bank, the Calculation Agent nor RBCCM accepts any responsibility for the calculation, maintenance or publication of the Reference Asset or any successor index.

The S&P GSCI(TM) Commodity Indices

The Reference Asset (Bloomberg, L.P. symbol "SPGCENP <Index>") is a sub-index of the S&P GSCI(TM) Commodity Index (the "S&P GSCI"), which is determined and published by Standard and Poor's ("S&P"). The S&P GSCI is designed as a benchmark for investment in the commodity markets and as a measure of commodity market performance over time. The S&P GSCI is also designed as a "tradable" index that is readily accessible to market participants. To achieve these objectives, the S&P GSCI is calculated primarily on a world production-weighted basis and comprises physical commodities that are actively traded in liquid futures markets.

The Goldman Sachs Group first began publishing the S&P GSCI, of which the Reference Asset is a sub-index, in 1991. In addition, although the S&P GSCI was not published prior to that time, Goldman Sachs calculated the historical value of the S&P GSCI and related indices beginning on January 2, 1970, based on actual prices from that date forward and the selection criteria, methodology and procedures in effect during the applicable periods of calculation (or, in the case of all calculation periods prior to 1991, based on the selection criteria, methodology and procedures adopted in 1991). The S&P GSCI was normalized to a value of 100 on January 2, 1970, in order to permit comparisons of the value of the GSCI to be made over time. S&P acquired the indices in February 2007.

S&P GSCI Methodology

The S&P GSCI Index Methodology is divided into five substantive sections: (1) the selection criteria for inclusion of contracts in the S&P GSCI; (2) the methodology for determining the weight of each such contract; (3) the methodology for determining the contract expirations of each contract included in the S&P GSCI; (4) the methodology for determining the normalizing constant used in calculating the value of the S&P GSCI; and (5) the methodology for calculating the value of the S&P GSCI. Together, these elements determine the value of the S&P GSCI on any given day, which is equal to the total dollar weight of the S&P GSCI divided by a normalizing constant that assures the continuity of the S&P GSCI over time.

S&P GSCI Index Committee

The S&P GSCI Index Committee (the "Committee") oversees the daily management and operations of the S&P GSCI, and is responsible for all analytical methods and calculation in the sub-indices, including the Reference Asset. The Committee is comprised of three full-time professional members of S&P's staff and two members of the Goldman Sachs Group. At each meeting, the Committee reviews any issues that may affect index constituents, statistics comparing the composition of the indices to the market, commodities that are being considered as candidates for addition to an index, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting commodities, or other matters.

S&P has established an Index Advisory Panel (the "Panel") to assist it in connection with the operation of the S&P GSCI. The Panel meets on an annual basis and at other times at the request of the Index Committee. The principal purpose of the Panel is to advise the Index Committee with respect to, among other things, the calculation of the S&P GSCI, the effectiveness of the S&P GSCI as a measure of commodity futures market performance and the need for changes in the composition or methodology of the S&P GSCI. The Panel acts solely in an advisory and consultative capacity and does not make any decisions with respect to the composition, calculation and operation of the S&P GSCI.

Contract Eligibility Requirements

To be eligible for inclusion in the S&P GSCI, a commodity futures contract (a "Contract") must:

      (i) be based on a physical commodity and may not be based on a financial commodity;
      (ii) have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified time period, in the future;
      (ii) at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement;
      (iv)   be denominated in U.S. dollars;
      (v) be traded on or through a trading facility that has its principal place of business in a country that is a member of the Organization for Economic Cooperation and Development that:
             (a) makes price quotations generally available to its members in a manner that provides reasonably reliable indications of the level of the particular market at any given point in time;
             (b) makes reliable trading information available to S&P so that
                 S&P can make monthly determinations
             (c) accepts bids and offers from multiple participants or price providers; and
             (d) is accessible to a sufficiently broad range of participants;
      (vi) include a reference or benchmark price that has been available on a continuous basis for at least two years prior to the proposed date of inclusion, provided that in appropriate circumstances, S&P, in consultation with the Committee, may determine that a shorter time period is sufficient or that historical Reference Prices for such Contract may be derived from Reference Price for a similar or related Contract;
      (vii) include a Reference Price for such Contract which must be published between 10:00 AM and 4:00 PM in New York City, on each business day on which the relevant trading facility (the "Facility") is open and trades in the Contract.
      (viii) have available volume data for at least three months immediately preceding the date on which the determination is made;
      (ix) be traded over a sufficient time period on each day so as to sufficiently support the tradability of the S&P GSCI taken as a whole; and
      (x) satisfy volume trading requirements and certain percentage dollar weight requirements.


Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCI, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW (as defined below) and the appropriate "roll weight," divided by the total dollar weight of the S&P GSCI on the preceding day, minus one.

The total dollar weight of the S&P GSCI is the sum of the dollar weight of each of the underlying commodities. The dollar weight of each such commodity on any given day is equal to (i) the daily contract reference price, (ii) multiplied by the appropriate CPWs and (iii) during a roll period, the appropriate "roll weights" (discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided that, if the price is not made available or corrected by 4:00 P.M. New York City time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCI calculation.

The "roll weight" of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. Since the S&P GSCI is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI also takes place over a period of days at the beginning of each month (referred to as the "roll period"). On each day of the roll period, the "roll weights" of the first nearby contract expirations on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the S&P GSCI is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If any of the following conditions exists on any day during a roll period, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist: (i) no daily contract reference price is available for a given contract expiration; (ii) any such price represents the maximum or minimum price for such contract month, based on exchange price limits; (iii) the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time (in such event, S&P may determine a daily contract reference price and complete the relevant portion of the roll based on such price, but must revise the portion of the roll if the trading facility publishes a price before the opening of trading on the next day); or
(iv) trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll will be effected in its entirety on the next day on which such conditions no longer exist.

Because the S&P GSCI is composed of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as "contract expirations." The contract expirations included in the S&P GSCI for each commodity during a given year are designated by S&P, in consultation with the Panel, provided that each such contract must be an "active contract." An "active contract" for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the S&P GSCI will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by S&P. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCI.

The S&P GSCI--Excess Return

The S&P GSCI--Excess Return (the "S&P GSCI--ER") is a world production-weighted index that is designed to reflect the relative significance of each of the underlying commodities in the world economy. The S&P GSCI--ER represents the return of a portfolio of commodity futures contracts included in the S&P GSCI(TM) , the composition of which, on any given day, reflects the contract production weight ("CPW") and "roll weights" of the contracts included in the S&P GSCI.

The value of the S&P GSCI--ER on any given day is equal to the product of (i) the value of the S&P GSCI--ER on the immediately preceding day multiplied by
(ii) one plus the contract daily return on the day on which the calculation is made. The value of the S&P GSCI--ER is indexed to a normalized value of 100 on January 2, 1970.

Standard & Poor's calculates and publishes the value of the S&P GSCI--ER and the Index, continuously on each business day, with such values updated every several minutes. Standard & Poor's publishes an official daily settlement price for the Reference Asset on each business day between 4:00 PM and 6:00 PM in New York City.

S&P GSCI(TM) Energy Index - Excess Return
The S&P GSCI(TM) Energy Index Excess Return is a world production-weighted index of certain energy commodities in the world economy, including WTI Crude Oil, Brent Crude Oil, RBOB Gasoline, Heating Oil, Gasoil and Natural Gas. As of August 3, 2009, the S&P GSCI(TM) Energy Index Excess Return composed 70.47% of the total S&P GSCI(TM) Excess Return Index. In turn, as of that date, 54.60% of the value of the S&P GSCI(TM) Energy Index Excess Return was determined by futures contracts for WTI Crude Oil, 19.75% of the value was determined by futures contracts for Brent Crude Oil, 7.38% of the value was determined by futures contracts for RBOB Gasoline, 6.27% of the value was determined by futures contracts for No. 2 Heating Oil, 6.64% of the value was determined by futures contracts for Gas Oil and 5.36% of the value was determined by futures contracts for Natural Gas.

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor's Financial Services LLC ("S&P"). S&P does not make any representation or warranty, express or implied, to the owners of Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P GSCI or the Reference Asset to track general energy market performance. S&P's only relationship to Royal Bank is the licensing of certain trademarks and trade names of S&P and of the S&P GSCI, which indices are determined, composed and calculated by S&P without regard to Royal Bank or the Notes. S&P has no obligation to take the needs of Royal Bank or the owners of the Notes into consideration in determining, composing or calculating the S&P GSCI or the Reference Asset. S&P is not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P GSCI OR THE REFERENCE ASSET OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ROYAL BANK, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P GSCI OR THE REFERENCE ASSET OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P GSCI OR THE REFERENCE ASSET OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The S&P GSCI (and the S&P GSCI(TM) Energy --Excess Return) is not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies.

                             Historical Information

The graph below sets forth the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and mid-line level of the Reference Asset. The information provided in this table is for the four calendar quarters of 2006, 2007 and 2008, the first and second calendar quarters of 2009, as well as for the period from July 1, 2009 through July 31, 2009.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the level of the Reference Asset on the Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

                     S&P GSCI Energy Official Close (SPGCENP)
                                (Aug-99 - Aug-08)
                                 [CHART OMITTED]



  Period-Start          Period-End           High Intra-Day          Low Intra-Day Level          Mid-Line Level of
      Date                 Date               Level of the             of the Reference             the Reference
                                            Reference Asset                  Asset                      Asset
      ----                 ----             ---------------                  -----                      -----
   01/01/2006           03/31/2006              584.0355                    484.4476                   532.149
   04/01/2006           06/30/2006              595.2487                    527.9143                   555.8593
   07/01/2006           09/29/2006              578.6472                    422.9105                   434.6426
   09/30/2006           12/29/2006              430.5124                    384.8579                   388.4369

   01/01/2007           03/30/2007              411.7543                    333.7177                   411.7543
   03/31/2007           06/29/2007              413.1889                    382.4889                   409.217
   06/30/2007           09/28/2007              457.222                     388.1742                   451.7898
   09/29/2007           12/31/2007              539.96                      438.1291                   526.896

   01/01/2008           03/31/2008              614.0491                    486.5023                   581.1481
   04/01/2008           06/30/2008              769.7476                    575.0748                   796.0009
   07/01/2008           09/30/2008              825.1498                    509.1034                   551.9094
   10/01/2008           12/31/2008              542.4777                    207.9942                   247.1536

   01/01/2009           03/31/2009              271.8384                    174.7849                   210.7105
   04/01/2009           06/30/2009              281.4301                    200.1171                   266.7891
   07/01/2009           07/31/2009              264.5389                    228.2036                   264.5389


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about August 31, 2009 which is the second business day following the pricing date (this settlement cycle being referred to as "T+2"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.


                                        $

                                   [RBC LOGO]


                              Royal Bank of Canada

                             Buffered Bullish Notes

 Linked to the S&P GSCI(TM) Energy - Excess Return Index, due February 28, 2013



                                August [ ], 2009